3/9

04010569

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Harvest Energy Trust and Harvest Operations Corp.

*CURRENT ADDRESS 1900, 330-5th Avenue SW
Calgary, Alberta T2P0L4

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FILE NO. 82- 34779 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 3/15/04

82-34779

AR/S

04 MAR -9 AM 7:21 12-31-02

Harvest Energy Trust

2002 Annual Report

CONTENTS

NOTICE OF ANNUAL GENERAL MEETING

The Annual General and Special Meeting of Unitholders is scheduled for
Thursday, June 12, 2003 at 3:00 p.m.
in the Royal Room at The Metropolitan Centre
333 - 4th Avenue SW, Calgary, Alberta T2P 0H9

ABBREVIATIONS

bbl	Barrel	mcf	Thousand cubic feet
bbls	Barrels	mcf/d	Thousand cubic feet per day
bbls/d	Barrels per day	mmcf/d	Million cubic feet per day
mbbls	Thousand barrels	MW	Megawatt of electricity
mmbbls	Million barrels	MWh	Megawatt hours
boe	Barrel of oil equivalent	MMBTU	Million British thermal units
boe/d	Barrels of oil equivalent per day	NGLs	Natural gas liquids
mboe	Thousand barrels of oil equivalent	OOIP	Original oil-in-place
		WTI	West Texas Intermediate

Harvest is a newly created oil and natural gas royalty trust with the objective of delivering stable, predictable distributions and sustained asset value per unit.

Harvest Energy Trust has identified distinct opportunities that are derived from our oil and natural gas operational competencies. We have created a focused business plan to take advantage of those opportunities – acquiring and operating high quality, mature properties which can generate superior returns.

With skilled field operations staff, expert and innovative management, and guided by our experienced directors, we have created a team with all the elements required to achieve success. Harvest intends to be recognized as an industry leader in terms of reserve recovery, cost controls, production enhancement, and environmental stewardship.



J.A. (Al) Ralston	Jacob Roorda	David M. Fisher
Vice President, Operations	*President*	*Vice President, Finance*

Harvest Energy Trust is a newly created oil and natural gas royalty trust with an objective of delivering stable, predictable distributions and sustained asset value per unit.


CORPORATE PROFILE

The Harvest Story

Harvest was formed as a private oil and natural gas production company in May 2002 to acquire a set of high quality, mature properties producing approximately 2,800 boe/d from four fields in the Provost region of Eastern Alberta. The acquisition was completed in July 2002 and the Trust was formed at that time.

In November 2002, Harvest acquired an additional 6,500 boe/d from two high quality mature fields also located in the Provost region, bringing total production to approximately 9,000 boe/d of primarily medium and heavy gravity crude oil.

Up until that time, Harvest was a private trust financed with investment from its founders and through bank debt. We launched our initial public offering in the fourth quarter of 2002, and officially became a publicly traded royalty trust on December 5, 2002. Harvest trades on the Toronto Stock Exchange under the symbol "HTE.UN."

A "Going Concern" Strategy

Harvest is focused on per unit value creation and on delivering a consistent return on investment to our Unitholders. As such, we have implemented a strategy that is based on our distinct approach to value creation, which will deliver consistent, predictable monthly distributions and sustained asset valuation. We will achieve this goal by employing the following five key elements of our "Going Concern" strategy:

1. **Acquire high-quality, mature assets** - Harvest pursues mature assets with high quality reservoirs and technical characteristics that enable us to apply our operational and exploitation capabilities. The assets we select must possess the potential for incremental value, and be of sufficient size to offer economies of scale.

2. **Apply industry-leading operating practices** - Harvest will always prefer to operate our assets. Operating provides us with control of our assets to take advantage of our demonstrated ability of finding the best means of extracting the most reserves at the lowest cost.

3. **Aggressively pursue production enhancement opportunities** – Through diligent technical analysis and the use of modern technologies, Harvest intends to recover more reserves than might normally be expected. With a high level of knowledge and experience, our technical staff blends the geophysical, geological and engineering property data to evaluate ways to optimize and enhance each property. Combining this knowledge with assertive capital initiatives such as fluid handling optimization and infill drilling, Harvest will seek to enhance the performance of its assets to achieve higher ultimate production and reserve recovery.

4. **Retain cash flow to fund capital programs** – Harvest retains up to 50% of its cash flow to reinvest in our properties through drilling or operational enhancements and to acquire new properties. By having a ready source of capital through cash flow retention, Harvest can rely on internally sourced capital to continuously rebuild the depletion associated with production. Cash flow retention and capital reinvestment enables us to preserve capital in the Trust without compromising our ultimate goal of stable distributions.

5. **Risk management** – An important aspect of Harvest's "Going Concern" strategy is risk management. There are several dimensions to our strategy, including our focused approach to operations, insurance and commodity price hedging. The primary goals of Harvest's risk management strategy are to provide greater certainty to our distributions, provide unit price stability and to ensure that our assets are profitable for a significant portion of their useful life.


High Quality Mature Assets
Best Practice Production Operations
Cash Flow Retention
Risk Management
Production Enhancement Opportunities
Harvest
Value Creation
Strategy

Future Prospects

Looking at the future of the Western Canadian Sedimentary Basin, we see continued maturing of its assets and consequently reduced conventional exploration capital spending, and ongoing consolidation of assets. The maturing basin will provide an ever-increasing source of new property acquisition opportunities to support our objectives of delivering stable, predictable distributions and sustained asset value per unit. We believe our distinct approach will enable us to achieve higher levels of success with the assets we acquire.

Harvest has all the elements required to sustain itself as a distinct, competitive production entity operating in Western Canada.


MESSAGE TO UNITHOLDERS

We are pleased to present Harvest Energy Trust's first annual report. The significant progress that we have made since our inception in May 2002 and the strength of our business plan have solidified our positive outlook for future success.

Significant Accomplishments

Harvest enjoyed a successful initiation as an oil and natural gas royalty trust. By December 31, 2002 we had accomplished the following:

- Closed our initial property acquisitions in the Provost region of Eastern Alberta in July 2002, and acquisition of several compatible properties in the same region in November 2002;
- Assembled an operations team qualified to pursue our distinct strategy;
- Completed our initial public offering at $8.00 per Trust Unit on December 5, 2002 raising $34.5 million;
- Completed an independent year-end 2002 engineering report where the quality of our properties was validated through significant reserve appreciation and a 211% production replacement; and
- Announced our first distribution of $0.20 per Trust Unit in December 2002, paid on January 15, 2003.

Following year end, we closed our second financing on February 4, 2003 at $10.00 per Trust Unit, raising $15 million.

A Sustainable Competitive Advantage

Harvest has all the elements required to sustain itself as a distinct, competitive production entity operating in Western Canada. Throughout our business activities, we strive to be recognized as industry leaders in terms of reserve recovery, cost control, production enhancement, and environmental stewardship. Further, by retaining up to 50% of our cash flow, Harvest will reinvest in our properties to prolong production life and therefore extend our sustainable distributions over the long term.

We are confident that our strategy - acquiring high quality, mature properties that possess inherent value potential, "squeezing" those properties with concerted operating and optimization efforts, and prudently investing in production and reserve enhancement with internally generated capital - will lead to superior returns for our Unitholders, making us a solid and reliable investment.

Alignment of Interests

An important objective in the formation of Harvest was to structure alignment between the interests of management and those of our Unitholders. This was accomplished in three ways:

- No third party management agreements;
- No fees or other compensation arrangements that would be misaligned with the interests of Unitholders; and
- Ensuring that management and directors are significant Unitholders themselves.

Our decisions and actions are always directed towards the common goal of creating maximum value for all Unitholders through the generation of a high rate of cash distributions and continuously rebuilding the assets to sustain these distributions over the long term. To this end, we feel that all Harvest Unitholders will be granted an optimum rate of return on their investment.

2003 and Beyond

We are excited about the outlook for 2003. Our Eastern Alberta properties provide a solid base of production and we will pursue many promising development prospects on our existing properties. Harvest has also protected itself from exposure to potential extreme commodity price fluctuations with the application of a significant hedge position. We are also actively pursuing the acquisition of properties that are complementary to our existing Eastern Alberta core area to further build on the success we have already achieved.

Looking to 2004, through our internally financed growth we will continue to move forward with our strategy to operate and enhance our existing base of assets and acquire new assets that possess characteristics compatible with our objective of creating long-term sustainable distributions for our Unitholders.

Acknowledgements

Harvest is a new team, and as such it is important to acknowledge their accomplishments and dedication. Our field operations staff, head office staff, and board of directors, have already demonstrated the vision, innovation, and confidence to earnestly embark on our goal to create value for Unitholders. We are all proud to be a part of this team and we approach Harvest's future with confidence.

Jacob Roorda
President
April 30, 2003

The fundamental elements that drive value include reservoir quality, size of oil and natural gas accumulations, production stability and predictability.


Approach to Operations

In this, Harvest's first annual report, we are pleased to outline the philosophy that drives our business plan and approach to operations:

Selecting High Quality Productive Reservoirs and Properties

The formation of Harvest Energy Trust was based exclusively on taking advantage of a maturing Western Canadian Sedimentary Basin. We apply our extensive local knowledge and operating skills to identify and acquire compatible new properties with the underlying qualities of large accumulations of hydrocarbons and superior porosity and permeability characteristics.


R11
R10
R9
R8
R7
R6
R5
R4
R3
R2
R1W4
T41
T40
T39
T38
Bellshill Non-unit
Thompson Lake
Hayter
David North
Metiskow
West Provost

Harvest focuses on acquiring high quality, mature properties and our first acquisitions met these characteristics. Their superior performance has already been demonstrated through positive reserve revisions and production performance in excess of previous engineering forecasts.

The fundamental elements that drive value for Harvest include reservoir quality, size of oil and natural gas accumulations, production stability and predictability, and return on investment. Although still important, we feel that criteria such as reserve life index and oil gravity are less important as value drivers.

Property Profile

Property	Working Interest (%)	Operated/ Non-operated	Current Production (Boe/d)	January 1/03 Established Reserves (Mmboe)	OOIP (Mmboe)	Depletion Mechanism
Hayter	94	Operated	5,100	7.53	138	Bottomwater drive
Thompson Lake	99	Operated	1,400	2.34	40	Bottomwater drive
David North	100	Operated	850	1.40	45	Bottomwater drive
West Provost	38	Operated	640	0.97	29	Bottomwater drive
Bellshill	100	Operated	450	0.70	21	Bottomwater drive
Metiskow	100	Operated	150	0.13	32	Bottomwater drive

Operating Control

Harvest strives to control its assets with 100% operatorship that allows us to:

- Deploy a team uniquely suited to carry out our production-oriented strategy;
- Provide continuous day-to-day attention to maintaining our properties through the diligence of our field operating staff;
- Focus on extracting the maximum value from a growing base of mature oil and natural gas properties through "best practice" production operations; and
- Implement rigorous cost control measures.

Advantageously, our properties are regionally concentrated and have similar operating systems. Any practice we put into effect to enhance performance at one property is easily applied to all properties, resulting in corporate-wide operational efficiencies.

A key part of our progressive approach to production operations will be continuously enhancing our skills as a production team. By employing new technologies and business tools as they become available, Harvest will be able to further optimize its properties' potential and remove or mitigate the risks inherent in the oil and natural gas industry.

Production Enhancement

Harvest's approach is based on the belief that a high quality oil and natural gas property will typically offer greater ultimate production and reserves when it is operated in a focused manner. Harvest's objective is to extend recovery factors on known accumulations of oil through detailed property analysis and prudent investment of capital to improve ultimate performance.

Capital Retention

Underpinning our approach to operations is the reinvestment of up to 50% of our cash flow. This gives Harvest the ability to access internally-generated capital to reinvest in property enhancement and to acquire new properties. By reinvesting in our properties and continuously rebuilding our assets we can generate long-term sustainable distributions.


Distributions
Unitholders
Cash Flow
Cash Retention
Enhancing Existing Properties
Acquiring New Properties

A Case Study – Our Production at Hayter, Alberta

The Hayter field is located in the Provost region of Eastern Alberta. Hayter is Harvest's largest producing property and represents 62% of reserves and 58% of production. Current production from this asset is approximately 5,100 barrels per day of 15° API gravity crude oil. Harvest operates the Hayter property and holds an average working interest of 94%.

The Hayter field is a high quality, heavy oil property. The reservoir exhibits world-class characteristics, with over 250 million barrels of original oil-in-place for the entire reservoir, 140 million barrels of which reside under Harvest lands. Through the application of horizontal drilling, wells in this reservoir offer high productivity, ranging from 100 to 200 barrels per day for initial rates with high recovery, many in excess of 200,000 barrels per well. This well performance is uncharacteristic for typical heavy oil reservoirs in Western Canada, and we believe this unusual operating performance will lead to several significant opportunities for Harvest:

- Low cost production, with operating costs of approximately $6.00 per barrel;
- Profitable drilling opportunities, with capital recovery typically less than 1 to 1.5 years;
- Abundance of drilling opportunities, with a current inventory of over 25 locations; and
- Wealth of well recompletion opportunities and well and facility optimization targets.

From August 1, 2002, when our first independent engineering report was commissioned, to January 1, 2003, when our year-end independent engineering evaluation was completed, Hayter's established reserves grew from 7.2 million barrels to 7.8 million barrels—while accounting for 0.9 million barrels of production. This positive reserve revision was the result of the improved operating performance of the reservoir, as observed by the same independent engineers, and was accomplished with no capital spending. This reflects the high quality of the underlying reservoir, and the diligent attention of our production staff that manage the property.

We are optimistic that this early performance at Hayter will continue. To date, only 14% of the original oil-in-place has been extracted. The current forecast of ultimate recovery in our independent engineering report predicts that approximately 20% of the original oil-in-place will be recovered. It is not unusual for high quality reservoirs such as Hayter to significantly exceed such expectations. Harvest is targeting recovery of more than 25% of original oil-in-place.

Development plans for 2003 include the drilling of 13 to 16 horizontal wells and a series of production enhancement projects. Our goal is to maintain a capital program to ensure production at Hayter remains relatively stable for the next few years.

Reserves

Based on an independent engineering evaluation conducted by McDaniel & Associates Consultants Ltd. effective January 1, 2003, Harvest has established reserves (proved plus risked probable) of 12.6 million barrels of crude oil and natural gas liquids and 1.9 bcf of natural gas. Total established reserves at January 1, 2003 were 12.9 million boe, (converted on a basis of 6:1), an increase of 1.5 percent from the previous independently prepared reserves report as at August 1, 2002. This increase in reserves was accomplished while taking account of production of approximately 1.4 million boe from August through December, 2002.

Reserves Summary

January 1, 2003	Crude Oil (Mbbl)	NGLs (Mbbl)	Natural Gas (Mmcf)	Total (Mboe)
Proved producing	9,694	65	1,377	9,989
Total proved	11,630	77	1,808	12,008
Probable	1,757	14	300	1,821
Total proved and probable	13,387	91	2,108	13,829
Established: January 1, 2003	12,508	84	1,958	12,919
Established: August 1, 2002	12,344	82	1,816	12,729
Percent increase	1.3%	2.4%	7.8%	1.5%



Established Mmboe
15.0
12.5
10.0
7.5
5.0
2.5
0.0
Aug-02 Jan-03
Cumulative Production
Established Reserves

Reserves Reconciliation

	Proved Producing	PUD & PNP	Total Proved	Probable	Established
Oil Equivalent (Mboe)					
Opening	-	-	-	-	-
Acquisitions	8,828	1,953	10,781	1,301	12,082
Revisions	1,915	66	1,981	(390)	1,591
Production	(754)	0	(754)	0	(754)
As at January 1, 2003	9,989	2,019	12,008	1,821	12,919

Pricing Assumptions

	WTI Crude Oil US$/Bbl		Edmonton Light Crude Oil C$/Bbl		Bow River Medium Crude Oil C$/Bbl		Heavy Crude Oil C$/Bbl		US/CAN Exchange Rate US$/C$	
	1-Jul-02	1-Jan-03	1-Jul-02	1-Jan-03	1-Jul-02	1-Jan-03	1-Jul-02	1-Jan-03	1-Jul-02	1-Jan-03
2003	23.50	26.00	35.10	39.60	30.10	32.60	24.10	27.60	0.650	0.640
2004	21.80	24.00	32.00	35.90	27.00	30.29	21.00	25.19	0.660	0.650
2005	22.20	22.90	32.10	33.70	27.10	27.98	21.10	22.78	0.670	0.660
2006	22.60	22.80	32.20	33.00	27.20	27.16	21.20	21.86	0.680	0.670
2007	23.10	23.30	32.90	33.20	27.90	27.25	21.90	21.83	0.680	0.680
2008	23.60	23.80	33.60	33.90	28.60	27.83	22.60	22.31	0.680	0.680
2009	24.10	24.30	34.30	34.60	29.30	28.41	23.30	22.78	0.680	0.680
2010	24.60	24.80	35.00	35.30	30.00	28.98	24.00	23.24	0.680	0.680
2011	25.10	25.30	35.70	36.00	30.70	29.56	24.70	23.70	0.680	0.680
2012	25.60	25.80	36.40	36.70	31.40	30.13	25.40	24.15	0.680	0.680

Engineers' Report

TO THE UNITHOLDERS OF HARVEST ENERGY TRUST

This letter will confirm that McDaniel & Associates Consultants Ltd. ("McDaniel") was retained as an independent consultant to evaluate the crude oil, natural gas and natural gas liquids reserves of Harvest Energy Trust.

McDaniel has prepared a report dated January 1, 2003, entitled "Evaluation of Oil & Gas Reserves, Based on Escalating Price Assumptions, as of January 1, 2003," that represents the results of this evaluation. These reports have been prepared in accordance with generally accepted evaluation standards and included such tests and other procedures as were considered necessary.

The accuracy of reserves evaluated and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. The estimates presented were considered reasonable at the time this report was prepared. However, they should be accepted with the understanding that reservoir performance subsequent to the date of the estimates may necessitate revision.

In our opinion, our report presents fairly, in all material respects, the estimated production and resulting cash flows and net present values of Harvest Energy Trust's reserves, as at January 1, 2003.



McDaniel & Associates Consultants Ltd.
Calgary, Alberta, Canada
April 1, 2003

Management will endeavour to reduce per unit costs, moderate natural decline rates and increase the recovery factor of the reserves in place.


Management's Discussion and Analysis

The following discussion and analysis of Harvest Energy Trust's (the "Trust") operating and financial results should be read in conjunction with the Trust's audited consolidated financial statements for the fiscal period ended December 31, 2002.

Results of Operations

Oil and Natural Gas Revenue

Production and Sales Volumes

Harvest's production consists of medium oil, heavy oil, natural gas liquids, and natural gas from properties located in Eastern Alberta. Sales of oil and natural gas averaged 4,307 boe/d in 2002. The table below lists the components of sales volumes averaged over the 175 day period that the Trust operated in 2002.

2002 Sales Volumes		(%)
Medium oil	2,718 bbls/d	63
Heavy oil	1,463 bbls/d	34
Total oil	4,181 bbls/d	97
Natural gas liquids	22 bbls/d	1
Total oil and liquids	4,203 bbls/d	98
Natural gas	624 mcf/d	2
Total oil equivalent	4,307 boe/d	100

Approximately 2,785 boe/d was contributed by the properties acquired on July 10, 2002 (Thompson Lake area), and 1,522 boe/d contributed by the properties purchased on November 15, 2002 (Hayter/Provost area). Over the final 46 days of 2002 the Hayter/Provost oil and gas properties averaged production of 5,791 boe/d. Harvest's 2002 exit production totaled 8,610 boe/d consisting of 5,795 bbls/d of heavy oil, 2,600 bbls/d of medium oil, 19 bbls/d of natural gas liquids and 1,177 mcf/d of natural gas.

Commodity Prices

Harvest recorded an average selling price of $30.13/boe in the 2002 fiscal period. The corresponding price after reflecting the impact of $1.0 million in oil hedging losses is $28.79/boe. The following table indicates the average field price received by the Trust for each of its products in 2002.

2002 Average Field Selling Prices	
Heavy oil	$22.63/bbl
Medium oil	$34.21/bbl
Total oil	$30.16/bbl
Natural gas liquids	$37.64/bbl
Total oil and liquids	$30.20/bbl
Natural gas	$4.54/mcf
Oil equivalent	$30.13/boe

The majority of Harvest's heavy oil production was purchased on November 15, 2002 in the Hayter/Provost acquisition. Along with the acquisition, Harvest entered into a contract to sell the heavy oil from the date of the property purchase until December 31, 2003. The contract volume of 6,000 bbls/d is comprised of approximately 5,000 bbls/d of heavy oil production blended with 1,000 bbls/d of condensate. The price received is based on a WTI collar less a fixed differential of US$8.233/bbl. The upper limit on the collar is US$25.477/bbl and the lower value is US$22.633/bbl. Essentially, this contract limits the impact of changes in oil prices and heavy oil differential on the Trust's business plan.

Harvest has entered into physical hedges with respect to a portion of its medium oil production. During the period of September 2002 to December 31, 2002, Harvest received a price of $39.31/bbl on 1,200 bbls/d and also sold 500 bbls/d under a collar of $36.50/bbl and $41.67/bbl. Harvest has also entered into a number of financial hedges for 2003, 2004 and 2005. The hedges are disclosed in detail in the Financial Instrument Note in the audited consolidated financial statements.

The board of directors of the operating subsidiary, Harvest Operations Corp., reviews and approves a risk management policy that provides management with guidance in terms of hedging arrangements. The board also reviews and approves the hedges negotiated by management. Consistent with its risk management policy, Harvest has entered into the hedges with a diverse portfolio of financially sound parties to reduce the risk associated with the counterparties' abilities to fulfill contractual obligations.

Harvest enters into hedging arrangements to help assure that the prices received for production from proved producing reserves will offer a sufficient level of cash flow for its monthly distributions and to fund capital development and acquisitions programs to Unitholders as part of the "Going Concern" business plan. Overall, during 2003, Harvest has ensured that the prices received for 7,600 bbls/d of production will render sufficient cash flow to pay distributions of $0.20 per month in 2003 and to assist in funding the capital program.

Revenue

Revenues, before royalties, totaled $21.8 million in 2002 through the composition of sales indicated below.

Product	($000)	%
Heavy oil	5,791	26
Medium oil	16,277	75
Natural gas liquids	144	1
Natural gas	496	2
Production revenue	22,708	104
Hedging	(1,009)	(5)
Royalty income	120	1
Total	21,820	100

Royalty Expense

Harvest paid royalties of $2.9 million in 2002 or approximately $3.80/boe. The table below provides details of the royalty expense.

	Royalty Expense ($000)			% of Production Revenue
Product	Crown	Non-crown	Total	
Heavy oil	358	841	1,199	21
Medium oil	746	807	1,553	10
Natural gas liquids	19	1	20	14
Natural gas	77	15	92	19
Overall Total	1,200	1,664	2,864	13

The royalties associated with the 2002 production were not eligible for the Alberta Royalty Tax Credit ("ARTC") as the production was purchased from corporations that had received the maximum ARTC. However, Harvest intends to drill at least 16 wells on the purchased properties during 2003, and any crown royalties resulting from production of the wells drilled by Harvest will be eligible for ARTC.

Operating Expenses

Harvest's operating expenses were $6.4 million in 2002 or $8.49/boe. Harvest operates all of its major properties. Operatorship is considered important to the Trust in order to ensure that its best practices are applied to operating activities to minimize costs and maximize production and the recovery of reserves.

Electricity (49%), maintenance (17%) and labour costs (8%) represent the majority of Harvest's operating costs. Historical net field electrical power usage for the properties has been approximately 18 MW. Including the impact of the Killarney property acquisition in April 2003, the 2003 power usage will increase to approximately 24 MW. During 2002 Harvest entered into contracts to purchase 5 MW of power at a price of $46.30 per MWh for 2003. Early in 2003 Harvest also entered into a contract to fix an additional 5 MW of power at a price of $46.00 per MWh for 2004. Subsequent to the completion of the financial statements, Harvest agreed to purchase 11 MW of power at a price of $44.50 per MWh for the period from April 1, 2003 to March 31, 2006.

Given the maturity of Harvest's oil and natural gas properties and management's plan to optimize the rate of production decline and increase recovery of the hydrocarbons in place, maintenance expense will continue to represent a significant portion of operating costs. However, Harvest believes that with the appropriate level of day-to-day attention and planning, the costs can be controlled.

Harvest's 26 field employees operate the wells. Field employees receive remuneration comparable to industry standards and are further motivated with bonuses based upon corporate and personal performance. Management believes that employing dedicated field personnel, rather than engaging third party contractors, is a key factor in successfully carrying out the Trust's business plan.

Netback

Harvest's operating margin in 2002 was $12.6 million or $16.66/boe. The table below provides a summary of the Trust's netback.

	$000	$/Boe	% of Revenue
Production revenue	22,708	30.13	104
Hedging losses	(1,009)	(1.34)	(5)
Royalty income	120	0.16	1
Royalties	(2,864)	(3.80)	(13)
Operating expenses	(6,396)	(8.49)	(29)
Netback	12,559	16.66	58

General and Administration Expenses

General and administrative expenses totaled $0.8 million or $1.00/boe in 2002. Of this amount, $0.6 million or $0.77/boe was charged against income. Consistent with Harvest's "Going Concern" strategy, and unlike other conventional energy trusts, a portion of Harvest's general and administrative expenditures is in respect to oil and natural gas development activity. As such $0.2 million or $0.23/boe of general and administrative costs were capitalized.

Harvest's management is fully internalized with no third-party management agreements. Compensation for the Trust's management team consists of industry-standard salaries, a bonus plan, and a Trust Unit incentive plan. The directors, management, founders and their associates hold approximately 51% of Harvest's Trust Units, following the February 4, 2003 equity financing.

Interest Expense and Amortization of Deferred Financing Charges

Interest charges were $2.0 million, while amortized deferred financing charges associated with fees to secure bank lending facilities amounted to $0.6 million. During 2002, Harvest incurred $0.8 million of interest charges for bank debt used to partially finance oil and natural gas property acquisitions and to provide working capital. Harvest also paid $1.2 million of interest for bridge financing and a debenture to assist with the start-up of the Trust. The bridge financing and debenture were both repaid on December 5, 2002 upon completion of the Trust's initial public offering.

On December 31, 2002, bank debt was $45.7 million and unamortized deferred financing costs were $2.2 million. The deferred financing charges will be amortized on a straight-line basis over the life of the bank credit facility.

Depletion, Depreciation, and Future Site Reclamation Expenses

Harvest's 2002 depletion, depreciation, and amortization (DD&A) and site restoration provision totaled $5.7 million. This number includes DD&A for oil and natural gas properties of $5.1 million, $32,000 for depreciation of office furniture and equipment, and $0.5 million for future abandonment and site restoration costs. The DD&A rate for oil and natural gas properties was $6.77/boe and is based on the purchase costs of the oil and natural gas properties. The $0.72/boe rate used to provide for future site reclamation costs is founded on an ultimate future expenditure of $9.2 million estimated by management and an independent third party. The depreciation of office furniture and equipment has been calculated on a straight-line basis of 10% to 33%.

Income Taxes

Harvest Energy Trust

Income taxes for 2002 are comprised of $47,000 for large corporation tax and $1.3 million of future income tax recovery, as a result of the consolidation of the Trust and its wholly owned operating entity, Harvest Operations Corp. Other than large corporation tax, neither the Trust or its wholly owned operating entity are anticipated to pay cash income taxes in 2003.

At the end of 2002, the operating entity had tax pools of $32 million available to reduce future income. The tax pools are made up of $6.3 million in Canadian Oil and Gas Property Expenses ("COGPE"), $0.2 million in Canadian Development Expenses, $0.3 million of Canadian Exploration Expenses, $21.7 million in unclaimed tangible costs, $2.2 million in deferred financing costs and $1.3 million in non-capital loss carry forward. Similarly, the Trust has tax pools totaling $63 million, consisting of $48.3 million in COGPE, $2.7 million in Trust Unit issue costs, and $12.0 million in tax losses.

Unitholders

The Trust declared distributions payable to Unitholders of $0.20 per Trust Unit for the month of December 2002. Those distributions were paid on January 15, 2003. Consequently, the December distribution is reflected in the hands of the Unitholders in 2003. This distribution will be allocated as a return of capital and is therefore tax deferred. However, Unitholders will be required to reduce the adjusted cost base of their investment in Harvest by the amount of the distribution received.

Cash Flow and Earnings

The 2002 fiscal year consolidated cash flow and net income were $9.5 million ($12.61/boe) and $5.1 million ($6.81/boe), respectively. The corresponding per Trust Unit figures are $6.83 (diluted - $6.43) and $3.69 (diluted $3.46). The per unit figures are significantly higher than will be recorded in 2003 as nearly all of Harvest's 2002 Trust Units were outstanding for only 26 days.

Capital Expenditures

Capital expenditures totaled $76.9 million in the 2002 fiscal year. The oil and natural gas property acquisitions of $76.2 million represent the majority of the costs incurred. The details in respect of the property acquisitions are outlined in the following table.

Acquisitions

				Cost per Boe	
Area	**Closing Date**	**Purchased Production (Boe/d)**	**Closing Price ($000)**	**Established Reserves ($/Boe)**	**Production at Closing ($/Boe/d)**
Thompson Lake	July, October	2,754	27,185	5.85	9,871
Hayter	November 15	5,752	48,968	6.57	8,513
Total Property Acquisitions		8,506	76,153	6.30	8,953

Capitalization and Financial Resources

Working capital at December 31, 2002 was $11 million, and bank debt outstanding at December 31, 2002 was $45.7 million. Net debt (combined working capital and bank debt) totaled $34.7 million. The founders' equity of $5.0 million was in the form of a debenture. The founders' debenture was subsequently settled by the issue of 5 million Trust Units. On December 5, 2002 the Trust completed its initial public offering resulting in (after the exercise of the underwriters' over-allotment option) the issue of 4,312,500 Trust Units and gross proceeds of $34.5 million. Thus, the total Trust Units issued at December 31, 2002 were 9,312,500. The market capitalization based upon the year-end closing market price of $9.50 per Trust Unit was $88.5 million, and the total capitalization was $123.2 million.

The Trust has entered into various hedging transactions (physical sales agreements, collars and swaps) to minimize the impact of changing commodity prices on the Trust's ability to carry out its business plan and to pay Unitholders a monthly distribution of $0.20 per Trust Unit. At the end of 2002, the Trust has hedged the prices on 7,600 bbls/d. Due primarily to higher relative oil prices during the early part of 2003, the mark-to-market value on April 30, 2003 of the contracts is a net loss of US$0.7 million. The Trust has posted collateral, letters of credit and cash with counterparties in the amount of $1.0 million to secure these obligations. The collateral requirements change as oil prices change; any posted collateral impacts the Trust's borrowing base and thus reduces the funds that may otherwise be available to the Trust to meet its obligations or pursue capital spending.

Unitholders' Equity

The public equity markets are willing to provide the energy trust sector with equity capital. Harvest, through the successful execution of its "Going Concern" business plan, intends to create an investment vehicle that will allow Harvest to attract equity capital in both buoyant and difficult markets.

As indicated above, there were 9,312,500 Trust Units outstanding on December 31, 2002. In 2002 the issue of Trust Units provided Harvest with gross proceeds of $39.5 million, $36.7 million after underwriters' commission and issue costs.

On January 24, 2003, the Trust issued an additional 150,000 Trust Units on the exercise of warrants. The warrants were issued in connection with the establishment of the $43 million debt facility to bridge and assist with the closing of the 2002 oil and natural gas property acquisitions. The bridge facility borrowing was repaid in December 2002 with bank debt and funds from the initial public offering.

On January 30, 2003, Harvest received approval from provincial securities regulators for the Trust's Distribution Reinvestment Plan ("DRIP"). Unitholder participation in the DRIP regarding the January 2003, February 2003 and March 2003 distributions resulted in 79,208, 73,230 and 96,019 Trust Units respectively being issued from treasury and total proceeds of nearly $2.5 million being reinvested into Harvest.

On February 4, 2003, the Trust issued 1,500,000 Special Warrants at a price of $10.00 per Special Warrant in a "bought deal" financing. The issue provided gross proceeds of $15 million, or approximately $14 million after the underwriters' commissions and issue costs. The funds provided by this financing were used to partially reduce bank debt and increase working capital. On March 7, 2003, Harvest filed a prospectus with respect to the Trust Units to be issued by virtue of the Special Warrants financing. Upon the filing of the prospectus, the Special Warrants were exercised and 1.5 million Trust Units issued.

Debt

The Trust's bank debt at December 31, 2002 was $45.7 million and its net debt was $34.7 million.

On November 15, 2002, Harvest entered into a US$60 million (approximately $100 million) credit facility (the "facility") with WestLB AG, a foreign bank. The borrowing base of the facility is US$38 million (approximately $60 million). The facility is in place until April 30, 2004 and provides Harvest with the ability to access a wide variety of borrowing types, including Canadian dollar borrowing, US dollar borrowing, LIBOR borrowing, US and Canadian banker acceptances, and the issue of letters of credit up to $7.5 million (US$5 million). At December 31, 2002, the Trust had $14.3 million in remaining borrowing capacity available under the facility. In the first quarter of 2003, as a result of the Special Warrant equity issue and cash flow generated from operations, approximately $18 million has been repaid leaving borrowing capacity at approximately $30 million. At December 31, 2002, Harvest utilized the facility by borrowing in US dollars. Given the lower US bank prime rate and the natural foreign exchange hedge against commodity prices, Harvest feels that this form of borrowing is desirable at this time. However, as market conditions change, Harvest will review the various borrowing opportunities under the facility and utilize those that best support the Trust's business plan.

Financial covenants associated with the facility include:

- Interest coverage of at least 2 times earnings before interest, taxes depletion, depreciation, and amortization ("EBITDA");
- Ratio of bank debt to EBITDA of less than 3 times;
- Fixed charge coverage greater than 1.25 times;
- Ratio of debt to equity of less than 2 times; and
- Working capital plus unused portion of the facility to be a positive figure.

Other covenants include the requirement to have two thirds of Harvest's net production hedged in addition to the other standard covenants normally associated with bank credit facilities, such as adequate insurance, limitations on additional debt, maintaining legal status, and semi-annual review of oil and natural gas reserves. Harvest does not anticipate that the credit facility covenants will impair the execution of the business plan.

The credit facility is currently scheduled to terminate on April 30, 2004. Debt, applied prudently, will continue to be a source of capital. In this regard, throughout 2003, Harvest will investigate opportunities to replace, augment or extend the existing facility.

Reclamation Fund

At December 31, 2002 future expenditures for abandonment, restoration and reclamation, net of salvage value recoveries, were estimated to be $9.2 million. Harvest has established a reclamation fund (the "Reclamation Fund") to ensure that the Trust has sufficient financial resources to fund these activities. Harvest's contributions to the Reclamation Fund will be in the form of assets (cash and investments) or through the restriction in the utilization of available credit facilities. The Reclamation Fund will be reduced as actual abandonment and reclamation expenditures are incurred on the oil and natural gas properties.

In the month of December 2002, Harvest recorded an initial contribution of $125,000. In 2003, Harvest anticipates that incremental contribution, net of expenditures, will be approximately $0.9 million. Management will review the estimated liability as significant property acquisitions are completed and also at the end of each fiscal year. The review will consider both the timing and amount of the future expenditures. From time to time, contributions to the Reclamation Fund may be increased or decreased to ensure adequate financial resources are established and employed efficiently to meet Harvest's future abandonment and reclamation obligations.

Capital Fund

To finance the ongoing capital requirements associated with the Trust's business plan, Harvest will retain up to 50% of the cash available for distribution (i.e., cash flow generated by operations less contributions to the Reclamation Fund). These funds are internally generated to support Harvest's need for capital to purchase additional properties or perform property enhancement activities.

Currently, funds retained are being applied to reduce bank debt. Reduction of bank debt results in an increase in cash flow through reduction of interest costs, making a positive impact on future distributions.

The Capital Fund was established upon the completion of Harvest's initial public offering in early December 2002. Thus the balance of the fund at December 31 only reflects a single month of contributions from cash flow net of capital expenditures.

2002 Capital Fund

$ millions	**2002**
Opening balance	0.0
Contributions	0.8
Capital expenditures	(0.4)
End of year balance	0.4

Hayter Purchase Price Dispute

At the November 15, 2002 closing of the Hayter/Provost area property acquisition, the vendor claimed that $5.8 million in hedging losses incurred from June 1, 2002 (the effective date of the acquisition) to November 15, 2002 (the closing date of the acquisition) should be attributed to Harvest. Harvest and its legal counsel disagree with the vendor in this regard.

The dispute is expected to be resolved through an arbitration process or if necessary, legal proceedings. If the dispute resolution calls for Harvest to pay all or a part of the $5.8 million, the payment will be reflected as an increase in the intangible purchase price of the property. Amounts paid, if any, will be funded with bank debt and cash flow, which may lead to increased future interest charges or delay in future capital expenditures.

Distributions

Harvest declared its first distribution subsequent to the completion of the initial public offering in early December 2002. The December 2002 distribution of $0.20 per Trust Unit, or $1.9 million, was paid on January 15, 2003 to Unitholders of record on December 31, 2002. This distribution is a return of capital and as such, Unitholders that received the distribution will reduce the cost base of their investment in Harvest for income tax purposes.

Business Risks

Risk Assessment

Harvest intends to execute its business plan to create value for Unitholders by paying stable monthly distributions and maintaining the net asset value per Trust Unit. In planning the implementation of the business plan, the following items were identified as risks and, in certain cases, opportunities associated with the Trust's business:

- Operational risk associated with the production of oil and natural gas;
- Reserve risk with respect to the quantity of recoverable reserves;
- Commodity price risk, as oil and natural gas prices fluctuate due to market forces;
- Financial risks, such as changes in the Canadian/US dollar exchange rate, interest rates, and debt service obligations;
- Environmental and safety risks associated with well and production facilities; and
- Changing government policy risks, including revisions to royalty legislation, income tax laws, and incentive programs related to the oil and natural gas industry.

Risk Management

The Trust intends to mitigate risks listed above as follows:

Operational Risk

- Applying a hands-on management approach to Harvest's properties;
- Selectively adding educated and experienced employees and providing encouragement and opportunities to maintain and improve technical competence; and
- Remunerating employees with a combination of average industry salary and benefits combined with a bonus plan to reward success in execution of the Trust's business plan.

Reserve Risk

- Acquiring oil and natural gas properties that have high quality reservoirs combined with mature, predictable and reliable production, thus reducing technical uncertainty;
- Subjecting all property acquisitions to rigorous operations, geological, financial and environmental review; and
- Performance of a capital program to reduce production decline rates and increase ultimate recovery of the resources in place.

Commodity Price Risk

- Establishment of a risk management policy and committee to continuously review effectiveness of existing actions, identify new or developing issues and devise and implement action to be taken;
- Maintaining a program to hedge commodity prices and electricity costs (via utilizing forward sales, swaps and option contracts) with a portfolio of credit-worthy counterparties;
- Continually monitoring the field commodity pricing environment so as to market oil and natural gas production to the combination of highest price contracts and credit-worthy counterparties; and
- Maintaining a low-cost structure to maximize product netbacks.

Financial Risk

- Monitoring financial markets to ensure the cost of debt and equity capital is kept as low as reasonably possible;
- Retain up to 50% of the funds available for distribution to finance capital expenditures and future property acquisitions;
- Monitoring the Trust's financial position and foreign exchange markets with the intent of taking the steps necessary to minimize the impact of fluctuations in foreign currency;
- Application of comparing actual financial performance against pre-determined expectations and making changes where necessary; and
- Carrying adequate insurance to cover losses and business interruption.

Environmental and Safety Risks

- Adhering to the Trust's safety program and keeping abreast of current industry practices; and
- Accumulating sufficient cash resources to pay for future abandonment and site restoration costs.

Regulatory Risks

- Retain an experienced, diverse and actively involved board of directors to ensure good corporate governance; and
- Engage technical specialists when necessary to advise and assist with the implementation of policies and procedures as a result of the changing regulatory environment.

Sensitivities & Outlook

2003 Business Outlook

Entering 2003, our first full year of operation, we believe that the prospect of delivering on our goal of providing stable, reliable distributions to our Unitholders is well supported by our strategy, our assets and the prevailing business climate.

Crude oil markets remain volatile during the first quarter of 2003 and appear to be on a weakening trend for the balance of the year. To mitigate the Trust's exposure to weakening oil price markets and volatility in light/heavy oil differentials, Harvest has developed a comprehensive risk management program. Approximately 80% of Harvest crude oil sales in 2003 have been hedged at prices ranging from US$23.50 to US$28.08 per barrel. This provides Harvest with a high degree of certainty in forecasting our near-term revenues.

The acquisition of the Killarney property in April supports our expected production and cash flow performance for 2003 and also demonstrates Harvest's dedication and commitment to its stated strategy of acquiring mature, high quality assets in our core area of Eastern Alberta. Combining this production with our existing base of assets, we expect total production to average 9,400 boe/d during 2003.

To date, Harvest has been successful in providing Unitholders with four consecutive monthly distributions of $0.20 per Trust Unit for the period from inception in December 2002 to March 2003. Based on our current business conditions, we foresee maintaining this high rate of distribution for the balance of 2003, while retaining a portion of our cash flow to reinvest into our properties, thereby replacing production and building for future distributions.

It is important to note that the foregoing is an estimate based upon management's current expectations. The outcome may vary, perhaps materially, due to the items discussed in the Risk Factors section.

The table below indicates the impact of changes of key variables on Harvest's cash flow and distributions.

	WTI (Price/Bbl)	Oil Quality Differential	Crude Oil Production	US Bank Prime Rate	FX Cdn$/US$
Assumption	US$28.40	Various	9,100 bbls/d	4.25%	$0.67
Change	US$1.00	US$1.00	100 bbls/d	1%	$0.01
Cash flow ($000)	$159	$1,520	$602	$381	$1,252
CFPU	$0.01	$0.13	$0.05	$0.04	$0.11

Management's Report

TO THE UNITHOLDERS OF HARVEST ENERGY TRUST AND DIRECTORS OF HARVEST OPERATIONS CORP.

Management is responsible for [illegible] [illegible] the accompanying financial statements [illegible] established by management and reflect [illegible] the Trust's [illegible] results of operations and cash flow within reasonable limits of materiality and within the framework of the accounting policies as outlined in the notes to the financial statements.

Management has established and maintains a system of internal controls to provide reasonable assurance that Harvest Energy Trust's assets are safeguarded from loss and unauthorized use and that the financial information is reliable and accurate.

The financial statements have been examined by external auditors. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition of Harvest Energy Trust.

The Audit Committee of the Harvest board of directors has reviewed in detail the financial statements with management and the external auditors. The financial statements have been approved by the board of directors on the recommendation of the Audit Committee.

Jacob Roorda, P. Eng.
President
March 21, 2003

David [illegible]
Chief Financial Officer
March 21, 2003

Auditors' Report

TO THE TRUSTEE OF HARVEST ENERGY TRUST AND DIRECTORS OF HARVEST OPERATIONS CORP.

We have audited the consolidated balance sheet of Harvest Energy Trust as at December 31, 2002 and the consolidated statement of income and accumulated income and cash flows for the period from July 10, 2002 (date of formation) to December 31, 2002. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. [illegible] accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and the results of its operations and its cash flows for the period from July 10, 2002 (date of formation) to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
[illegible]

Consolidated Balance Sheet

	December 31, 2002
Assets	
Current assets	
Cash and short-term investments	[illegible]
Accounts receivable	[illegible]
Prepaid expenses	[illegible]
	[illegible]
Deferred financing charges, net of amortization	[illegible]
Restoration fund *[Note 3]*	[illegible]
Future income tax *[Note 9]*	1,272,000
Property, plant and equipment, net [Note 4]	71,631,507
	$ 93,728,689
Liabilities and Unitholders' Equity	
Current liabilities	
Accounts payable and accrued liabilities	$ 6,593,406
Cash distributions payable	[illegible]
Capital taxes payable	[illegible]
Large corporation taxes payable	[illegible]
	7,892,029
Long-term debt *[Note 5]*	[illegible]
Site restoration and reclamation [Note 3]	[illegible]
	[illegible]
Commitments and contingencies [Notes 5, 9]	
Unitholders' equity	
Unitholders' capital *[Note 6]*	[illegible]
Accumulated income	[illegible]
Contributed surplus *[Note 7]*	[illegible]
Accumulated cash distributions	[illegible]
	[illegible]
	$ 93,728,689

Subsequent events [Note 12]

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

Director Director

Consolidated Statement of Income and Accumulated Income

For the period from July 10 (date of formation) to December 31, 2002

Revenues	
Oil and natural gas sales, net of hedging	[illegible]
Royalties	[illegible]
Royalty income	[illegible]
	[illegible]
Expenses	
Operating	[illegible]
Interest and amortization of financing charges	[illegible]
Interest on long-term debt	[illegible]
General and administrative	[illegible]
Site restoration and reclamation	[illegible]
Depletion, depreciation and amortization	[illegible]
Foreign exchange gain	(255,056)
	15,044,568
Income before taxes	3,910,864
Taxes	
Large corporation taxes	48,771
Future tax recovery *[Note 9]*	(1,272,000)
Net income for the period, being accumulated income	$ [illegible]
Income per trust unit, basic *[Note 6]*	$ [illegible]
Income per trust unit, diluted *[Note 6]*	$ [illegible]

See accompanying notes to consolidated financial statements

Consolidated Statement of Cash Flows

Period from July 10 (date of formation) to December 31, 2002

Cash provided by (used in)	
Operations	
Net income for the period	[illegible]
Add items not involving cash:	
Depletion, depreciation and amortization	[illegible]
Amortization of finance charges	[illegible]
Site restoration and reclamation	[illegible]
Foreign exchange gain	[illegible]
Unit based compensation	[illegible]
Future tax recovery	(1,272,000)
Cash flow from operations	9,504,332
Change in non-cash working capital *[Note 11]*	(6,974,243)
	2,530,089
Financing	
Issue of trust units, net of costs	[illegible]
Deferred charges	(2,419,580)
Interim financing	[illegible]
Repayment of interim financing	[illegible]
Issuance of debentures	[illegible]
Issuance of long-term debt	80,202,789
Repayment of long-term debt	(14,661,337)
Change in non-cash working capital *[Note 11]*	781,049
	[illegible]
Investing	
Acquisition of properties	[illegible]
Additions to property, plant and equipment	[illegible]
Proceeds on disposition of property, plant and equipment	[illegible]
Reclamation fund	(125,000)
Change in non-cash working capital *[Note 11]*	[illegible]
	[illegible]
Increase in cash and short-term investments	4,502,947
Cash and short-term investments, beginning of period	–
Cash and short-term investments, end of period	$ 4,502,947
Cash interest payments	[illegible]
Cash tax payments	–
Cash distribution per trust unit	[illegible]

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the period from July 10 (date of formation) to December 31, 2002

1. Structure of the Trust

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to a trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations"). The Trust acquires and holds net profit interests in oil and natural gas properties acquired and held by Harvest Operations.

The beneficiaries of the Trust are the holders of trust units. The Trust makes monthly distributions of its distributable cash to unitholders of record on the last day of each calendar month. The amount of the distributions per trust unit are equal to the pro-rata share of the net income of the Trust (including direct royalties received, net profit interests in the oil and natural gas properties and crown charges that are not deductible for income tax purposes of Harvest Operations), dividends of Harvest Operations, Alberta Royalty Tax Credits received less expenses (including interest and net debt repayments) and net realized capital gains of the Trust less an appropriate working capital reserve.

2. Significant accounting policies

These consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a) Consolidation

These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiary Harvest Operations. All inter-entity transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization and site restoration and reclamation and amounts used for the ceiling test calculation are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates are subject to measurement uncertainty.

(c) Revenue recognition

Revenues associated with the sale of the Harvest Operation's crude oil, natural gas and natural gas liquids are recognized when title passes from Harvest Operations to its customer.

(d) Cash and short-term investments

Short-term investments with maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximate market value.

(e) Joint venture accounting

Harvest Operations conducts substantially all of its oil and natural gas production activities through joint ventures, and the accounts reflect only their proportionate interest in such activities.

(f) Property, plant and equipment

The Trust follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. Maintenance and repairs are charged against income. Renewals and enhancements that extend the economic life of the capital assets are capitalized.

Gains and losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

Ceiling test

The Trust places a limit on the aggregate cost of capital assets, which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost recovery test whereby the capitalized costs, less accumulated depletion and site restoration and the lower of cost and market value of unproved land, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, management fees, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

Site restoration and reclamation provision

The Trust provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

Depletion, depreciation and amortization

Provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation and amortization of office furniture and equipment is provided for at rates ranging from 20% to 33% per annum.

(g) Income taxes

The Trust is a taxable entity under the *Income Tax Act (Canada)* and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust plans to distribute all of its taxable income to the unitholders and meets the requirements of the *Income Tax Act (Canada)* applicable to a Trust, the Trust makes provision for income taxes on the taxes payable basis.

Harvest Operations follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and its respective tax base, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

(h) Unit-based compensation

The Trust uses the intrinsic value based method of accounting for the Trust Unit incentive plan [Note 7]. Under the terms of the plan, the exercise price of rights granted may be reduced in future periods based on the distributions made to Trust unitholders. The Trust does not recognize compensation expense on the issuance of rights to employees and directors as the exercise price of rights equals the market price on the day of the grant. Rights issued to non-employees are accounted for in accordance with the fair value method of accounting for stock-based compensation.

(i) Deferred financing charges

Deferred financing charges relate to costs incurred on the issuance of debt and are amortized on a straight-line basis over the term of the debt, and are included in the associated interest expense.

(j) Financial instruments

Harvest Operations enters into financial instruments to manage its exposure to adverse fluctuations in commodity prices, foreign currency exchange rates, electricity costs and interest rates. Harvest Operation's policy is not to utilize derivative financial instruments for trading or speculative purposes. Realized gains or losses on financial instruments that are designated and assessed effective as hedges are recognized in income concurrently with the underlying hedged transaction. If the hedge of an anticipated transaction is terminated or ceases to be effective, the associated gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in value of the financial instruments are reflected in income.

(k) Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

3. Site restoration and reclamation

Site restoration involves the surface clean up and reclamation of well site and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantlement of facilities as well as the decontamination and reclamation of these lands. Total estimated future costs, net of salvage value, are approximately $9,213,808, of which $544,178 has been accrued to December 31, 2002. The board of directors has established a fund to ensure that cash is available to carry out the future site restoration and reclamation work. In 2002, $125,000 has been contributed to this fund.

4. Property, plant and equipment

	Cost	Accumulated Depletion, Depreciation and Amortization	Net Book Value
Oil and natural gas properties	$ 55,188,754	$ (3,841,661)	$ 51,347,093
Production facilities and equipment	21,343,287	(1,271,752)	20,071,535
Office furniture and equipment	236,295	(23,416)	212,879
	$ 76,768,336	$ (5,136,829)	$ 71,631,507

General and administrative costs of $174,425 have been capitalized during the period ended December 31, 2002.

All costs are subject to depletion and depreciation at December 31, 2002. In addition, future development costs of $9,857,300 are included in depletion and depreciation calculations at December 31, 2002.

In accordance with Canadian GAAP, the Trust has performed a ceiling test as at December 31, 2002. Using December 31, 2002 commodity prices of WTI US$31.23 per barrel for crude oil and AECO $5.20 per mcf for natural gas, resulted in a ceiling test excess.

5. Long-term debt

On November 14, 2002, Harvest Operations entered into a term borrowing base credit facility for U.S. $60 million. This facility has an initial borrowing base of U.S. $38 million, bears interest at the lender's prime rate plus an applicable margin in the case of a base rate loan, and at a LIBOR rate or Bankers Acceptance stamping fee plus an applicable margin in the case of a Eurodollar loan or Bankers Acceptance loan. The applicable margin is 1.125% or 1.875% for a base rate loan and 2.125% or 2.875% for a Eurodollar loan or Bankers Acceptance loan, depending on the amount of the borrowing base that is drawn. The effective interest rate for this facility was 5.35% for the period ended December 31, 2002. To secure the credit facility, Harvest Operations granted the lender a first priority lien on all of its assets. Certain restrictive covenants, including a requirement that Harvest Operations maintain price hedging agreements for not less than 67% of its expected production, and financial ratios are required to be maintained for the purpose of measuring Harvest Operations' ability to meet its obligation under the credit agreement. Accrued interest is due and payable quarterly. The facility will revolve until April 30, 2004 at which time any outstanding principal and interest balances must be repaid.

6. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

Each Trust Unitholder is entitled to a beneficiary interest in any distribution of the Trust and in any net assets in the event of termination or wind-up. Trust units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the trust units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Trust in respect of redemptions in any calendar month shall not exceed $100,000. To the extent that a unitholder is entitled to a redemption payment, it will be satisfied by a cash payment from the Trust or by the Trust distributing a pro-rata number of Harvest Operations notes or distributing its own notes.

(b) Issued

	Number of Units	Amount
Issued for cash on formation (i)	100	$ 100
Initial public offering (ii)	4,312,500	34,500,000
Settlement of debenture (iii)	5,000,000	5,000,000
Cancel the initial units issued on formation (i)	(100)	(100)
Unit issue costs	-	(2,772,003)
As at December 31, 2002	9,312,500	$ 36,727,997

(i) On July 10, 2002, the Trust issued 100 units for cash proceeds of $100. As per the agreement on the initial issuance, the units were cancelled upon the completion of the initial public offering on December 5, 2002.

(ii) On December 5, 2002, the Trust issued 3,750,000 trust units for $27.6 million, net of a 6% underwriters' fee and $702,003 of issue costs. The net proceeds were used to fully repay a loan from a corporation controlled by a director of Harvest Operations and partially repay the bank loans. In conjunction with this initial public offering, the Trust granted the underwriters an option, to purchase up to an additional 562,500 trust units at a price of $8.00 per unit. On December 17, 2002, the underwriters exercised the option; the net proceeds were used to partially repay the bank loans.

(iii) Upon completion of the initial public offering the Trust paid the trust debenture principal and interest thereon, by the issuance of 5,000,000 trust units and a cash payment of $34,829.

(c) Per unit information

The following table summarizes the trust units used in calculating income per trust unit.

Period ended December 31, 2002	
Weighted average trust units outstanding, basic	1,391,608
Effect of trust unit rights	87,500
Weighted average trust units outstanding, diluted	1,479,108

The income for the diluted income per trust unit determined includes the effect of $17,500 on trust unit distributions.

7. Trust unit incentive plan

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 875,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust Unit Rights #	Weighted Average Exercise Price
Granted on November 25, 2002	787,500	$ 8.00
Reduction in exercise price due to December 2002 distribution	-	(0.20)
Outstanding, December 31, 2002	787,500	$ 7.80

All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

Under CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments", the Trust has chosen not to recognize compensation expense when trust unit rights are granted to employees and directors under the trust unit incentive plan with no cash settlement features. The fair value of trust unit rights issued to directors, officers and employees has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

Expected volatility	25.6%
Risk free interest rate	3%
Expected life of the trust unit rights	4 years
Estimated annual distributions per unit	$2.40

For the purposes of pro forma disclosures, the estimated fair value of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust unit figures would have been reduced as follows:

Net income	As reported	$ 5,136,093
	Pro forma	$ 4,969,520
Income per trust unit – basic	As reported	$3.69
	Pro forma	$3.57
Income per trust unit – diluted	As reported	$3.46
	Pro forma	$3.35

During the period, the Trust has recognized $4,500 in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income, for trust unit rights issued to non-employees.

8. Related party transactions

A corporation controlled by a director of Harvest Operations had advanced and was repaid $30,971,491 during the period ended December 31, 2002. The loans bore interest at a rate of 20% per annum and were unsecured. The corporation was granted warrants to purchase 150,000 trust units at $1.00 per unit as a fee for providing the credit facility. The warrants were exercised subsequent to year end. The Trust paid $1,215,891 of interest on the loan during the period ended December 31, 2002.

Certain officers and directors of Harvest Operations and their associates provided $3,837,500 of the $5,000,000 of funds obtained pursuant to a debenture issued and repaid during the period ended December 31, 2002. The debenture bore interest at a rate of 2.25% per annum and was unsecured The Trust paid $26,731 of interest on the debenture during the period ended December 31, 2002.

As at December 31, 2002, the financial derivatives [Note 10] were secured by a $3,000,000 personal guarantee provided by a director of Harvest Operations.

9. Income taxes

The provisions for future income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates to the reported income before taxes as follows:

Income before taxes	$ 3,910,864
Computed income tax expense at the statutory rate of 42.1%	1,646,473
Amount included in Trust income	(2,912,280)
	(1,265,807)
Increase (decrease) resulting from:	
Non-deductible crown royalties and other payments	9,400
Federal resource allowance	(17,000)
Other	1,407
Future income taxes	$ (1,272,000)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations for financial reporting purposes and the amounts used for income tax purposes. The components of the Harvest Operation's future tax assets are as follows:

Future tax assets:	
Tax pools of oil and natural gas in excess of net book value	$ 552,700
Resource allowance	172,000
Tax loss carryforwards	547,300
Net future tax asset	$ 1,272,000

At December 31, 2002, the Trust has tax pools of aggregating $63,000,000, including $12,000,000 in non-capital losses expiring in 2009. The tax pools exceed the corresponding book values by approximately $18,000,000.

At December 31, 2002, Harvest Operations has tax pools aggregating $32,000,000, including $1,300,000 in non-capital losses expiring in 2009. The tax pools exceed the corresponding book values by approximately $3,500,000.

10. Financial instruments

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(a) Fair values

Financial instruments of the Trust consist mainly of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, distributions payable, large corporation taxes payable and long-term debt. As at December 31, 2002, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair value.

(b) Interest rate risk

The Trust is exposed to interest rate risk on its long-term debt.

(c) Credit risk

Substantially all of the accounts receivable are due from customers in the oil and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad base of customers, which includes a significant number of companies engaged in joint operations with the Trust. The Trust routinely assesses the financial strength of its partners and customers, including parties involved in the marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

(d) Commodity risk management

The bank loan agreement requires the Trust to maintain hedging arrangements of not less than two thirds of its expected production volumes. The Trust uses oil sales contracts and derivative financial instruments to comply with this requirement. Under the terms of some of the derivative instruments, Harvest Operations is required to provide security from time to time based on the underlying market commodity price of those contracts.

The following is a summary of the oil sales contracts with price swap or collar features as at December 31, 2002, that have fixed future sales prices:

Swaps:	Term	Price per Barrel	Mark-to-Market Gain (Loss) $
1,000 bbls/d	January through March 2003	Cdn $38.30	(826,311)
1,000 bbls/d	April through June 2003	Cdn $37.59	(513,586)
1,000 bbls/d	July through September 2003	Cdn $37.10	(298,033)
1,000 bbls/d	October through December 2003	Cdn $36.63	(197,719)
200 bbls/d	January through March 2003	US $24.95	(146,191)
200 bbls/d	April through June 2003	US $24.39	(86,590)
1,510 bbls/d	January through March 2004	US $23.23	(133,207)
1,300 bbls/d	January through March 2004	US $24.33	88,347
1,430 bbls/d	April through June 2004	US $22.93	(89,462)
1,380 bbls/d	July through September 2004	US $22.70	(91,323)
1,325 bbls/d	October through December 2004	US $22.54	(97,395)
1,100 bbls/d	January through March 2005	US $22.38	(93,532)
1,030 bbls/d	April through June 2005	US $22.18	(112,047)

Collars:	Term	Price per Barrel	Mark-to-Market Gain (Loss) $
500 bbls/d	January through March 2003	Cdn $35.00 - 41.30	(278,156)
500 bbls/d	April through June 2003	Cdn $35.00 - 39.60	(165,338)
500 bbls/d	July through September 2003	Cdn $35.40 - 38.40	(89,217)
500 Bbls/d	October through December 2003	Cdn $35.50 - 37.35	(65,740)

The Trust has also entered into a physical contract to deliver 6,000 bbls/d of Lloydminster blend crude oil to the vendor of the property until December 31, 2003. This requires the Trust to purchase approximately 1,000 bbls/d of diluents to blend with its production to meet the oil quality requirements at the delivery point. Under the contract, the Trust is paid a price equal to the NYMEX calendar WTI price less a fixed differential of US$8.23 per bbl, such price not to be less than US$14.40 per bbl or greater than US$17.24 per bbl.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at December 31, 2002:

Swaps:	Term	Price per Megawatt	Mark-to-Market Gain (Loss) $
5MW	January through December 2003	Cdn $46.30	63,072

At December 31, 2002 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $3,123,000.

11. Change in non-cash working capital

Changes in non-cash working capital items:		
Accounts receivable	$	(13,577,870)
Prepaid expenses		(409,573)
Accounts payable and accrued liabilities		5,593,405
Accrued interest payable		389,349
Large corporation taxes payable		46,771
	$	(7,957,918)
Changes relating to operating activities	$	(6,974,243)
Changes relating to financing activities		781,049
Changes relating to investing activities		(1,764,724)
	$	(7,957,918)

12. Subsequent events

On January 15, 2003, the Trust announced a cash distribution of $0.20 per trust unit to the unitholders of record on January 31, 2003. The distribution was paid on February 17, 2003. On February 17, 2003, 79,208 trust units were issued for $794,650 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plans.

On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

On January 24, 2003, 32,500 trust unit rights were issued to employees under the trust unit incentive plan with an exercise price of $10.21 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On January 29, 2003, Harvest Operations entered into an electricity purchase agreement whereby 5 MW per hour will be provided at a price of $46 per MW from January 1, 2004 to January 1, 2005.

On February 4, 2003, pursuant to an underwriting agreement dated January 26, 2003, the Trust issued 1,500,000 special warrants that are exercisable into 1,500,000 trust units for $14,050,000, net of a 5% underwriters' fee and approximately $200,000 of issue costs. Subsequent to the exercising of these rights, the net proceeds were added to working capital and used to partially repay the long-term debt.

On February 8, 2003, the Trust announced a cash distribution of $0.20 per unit to the unitholders of record on February 28, 2003. The distribution was paid on March 17, 2003. On March 17, 2003, 73,230 trust units were issued for $780,223 on the reinvestment of distributions pursuant to the Distribution Reinvestment and Optional Unit Purchase Plan.

On February 14, 2003, 34,500 trust unit rights were issued to directors under the trust unit incentive plan with an exercise price of $10.75 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On February 26, 2003, the personal guarantee provided by a director for the financial derivative contracts in place was replaced by cash on account of approximately US$2,163,000 from Harvest Operations.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations subsequent to December 31, 2002, that have fixed future sales prices:

Trade Date	Swaps	Term	Price per Barrel
January 14, 2003	1,300 bbls/d	January through March 2004	US$24.33
February 26, 2003	1,200 bbls/d	April through June 2004	US$25.50
February 26, 2003	500 bbls/d	July through September 2004	US$24.56
February 26, 2003	500 bbls/d	October through December 2004	US$24.03
March 21, 2003	500 bbls/d	January through December 2004	US$24.12

Associated with the swap agreement entered into on March 21, 2003, Harvest Operations sold a put agreement to the counterparty for 500 bbls/day at US$15.50.

13. Commitments and contingencies

The vendor of certain properties purchased by Harvest Operations has indicated its intent to charge an additional $5.8 million for the properties purchased. Management believes that such amount is not owing to the vendor and accordingly, the additional amount has not been included in the cost of the purchase. This dispute is expected to be resolved through an arbitration process and any amount paid and not recoverable will be recorded as capital assets upon settlement.

Distribution Reinvestment and Optional Unit Purchase Plan (the "DRIP" Plan)

The DRIP Plan provides eligible Unitholders of Trust Units the advantage of acquiring additional Trust Units by reinvesting their cash distributions paid by the Trust. The cash distributions will be reinvested at the discretion of Harvest Operations Corp., either by acquiring Trust Units at prevailing market rates or by acquiring Trust Units issued from treasury at 95% of the Average Market Price. Participants in the DRIP Plan may also purchase additional Trust Units by investing optional cash payments to a maximum of $5,000 per month and a minimum of $1,000 per remittance. The price of Trust Units purchased from treasury with optional cash payments will be 100% of the Average Market Price. No commission, service charges or brokerage fees are payable by participants in connection with Trust Units acquired under the DRIP Plan.

The DRIP Plan is available to Canadian registered holders, other than Unitholders residing in Quebec. United States residents may not participate in the DRIP Plan.

Detailed information about the DRIP Plan can be obtained from Harvest Energy's website at www.harvestenergy.ca or Valiant Trust Company at #510, 550 – 6th Avenue SW, Calgary, Alberta T2P 0S2, Attention Debbie Le Blanc, Operations Officer (403) 233-2801 or fax (403) 233-2847.

Taxability

Harvest Energy Trust is structured to allow cash flow generated from its oil and natural gas assets to the Trust and ultimately to our Unitholders on a tax-effective basis.

Taxability for 2002

For the 2002 taxation year, Unitholders of the Trust were paid $0.20 per Trust Unit in distributions. Of these distributions, 100% is a return of capital. The tax deferred return of capital reduces Unitholders' adjusted cost base for purposes of calculating a capital gain or loss upon ultimate disposition of their Trust Units.

Unitholders should always seek independent competent tax advice.

Taxability For 2003

In 2003, management estimates that the Trust's distributions will be 45% taxable and 55% return of capital.

Units held within an RRSP, RESP, RRIF or a DPSP

No amount is to be reported in respect of Trust Units held within a Registered Retirement Savings Plan (RRSP), Registered Educational Savings Plan (RESP), Registered Retirement Income Fund (RRIF), or Deferred Profit Sharing Plan (DPSP).

Units held outside an RRSP, RRIF or a DPSP

Unitholders that hold Trust Units outside an RRSP, RESP, RRIF or a DPSP and have received one or more cash distributions during the calendar year will receive a "T3 Supplementary Slip." T3 slips are mailed in the month of March. Taxable income reported on the T3 slip is reported as "Other Income."

Non-Resident Tax Information

Generally, the portion of the cash distributions paid by Harvest to a Non-Resident Unitholder (a Unitholder that is not a resident of Canada) will be subject to Canadian withholding tax under the Tax Act at a rate of 25%. For Non-Resident Unitholders that are residents of the United States, the withholding tax rate is generally reduced to 15%, as per the Canada-United States Income Tax Convention.

Corporate Governance

The issue of corporate governance and the role that the board of directors has in guidance and leadership has become increasingly important to the business strategy and decision-making process of all publicly listed entities. At Harvest, our goal is to develop corporate governance policies that achieve maximum alignment of interest for all of our Unitholders.

Harvest's current corporate governance practices have been focused on such matters as the constitution and independence of directors, the functions to be performed by our board of directors and its committees, and the relationship between the board of directors, management and Unitholders.

Highlights of our approach are as follows:

Board Composition

Harvest Energy Trust's board of directors is comprised of five members, all of whom are "outside directors" under the terms of the Toronto Stock Exchange ("TSX") guidelines relating to corporate governance matters.

Stewardship

The board of directors of Harvest has taken overall responsibility for the stewardship of the corporate planning process, risk management policies and programs, management development and succession planning, significant business development, including large acquisitions and major financing proposals such as the issuance of Trust Units or debt structuring, and the integrity of internal control and information systems.

Committees

The board of directors has established an Audit and Corporate Governance Committee, Compensation Committee, and Reserves, Safety, and Environmental Committee. Each committee has been explicitly mandated to assume responsibilities for the stewardship of their respective areas of focus, and to take an active role in overseeing Harvest's initiatives in related activities. Each committee is composed entirely of outside directors.

Harvest's corporate structure and governance principles were designed to ensure the Unitholders' interests are explicitly addressed through our desire to achieve structural simplicity and transparency, and aligned interests. We will strive to maintain that our corporate governance is progressive and we will evolve our policies as improvements to our corporate governance goals become necessary.

Officers

Jacob Roorda, P. Eng., President



Mr. Roorda is a Professional Engineer and holds a Bachelor of Applied Science (Eng.) degree from Queen's University and an MBA from the University of Calgary. Following university, Mr. Roorda held a number of senior engineering positions with Dome Petroleum Ltd. From 1987 to 1991, he was a Vice President in the equity research group and was a ranked oil and natural gas analyst at BZW Canada Ltd. in Toronto.

From 1991 to 1996, Mr. Roorda was Manager, Business Development at Fletcher Challenge. In January 1996, he co-founded PrimeWest Energy Trust and served as a Director and as Vice President, Corporate where he oversaw PrimeWest's acquisition strategies. While at Fletcher and PrimeWest, Mr. Roorda closed over $650 million oil and natural gas property acquisitions.

From June 1999 to July 2002, he was a Managing Director of Research Capital, an investment-banking firm and was responsible for the overall direction and operations of the Calgary investment banking office of the firm.

J.A. (Al) Ralston, Vice President, Operations



Mr. Ralston was employed with Petro-Canada from 1980 through June 1994 in a broad range of increasingly responsible field operating positions. During his tenure at Petro-Canada, Mr. Ralston was responsible for construction of field facilities and pipelines, natural gas plant and field operations, procurement, reservoir management, drilling and workovers. In 1994, Mr. Ralston completed the Management Development Program at the University of Calgary.

In July 1994, Mr. Ralston joined Penn West Petroleum where he worked until June 2002. From 1997, Mr. Ralston served as Production Manager, responsible for overseeing all of Penn West's 100,000 boe/d production operations, 270 field staff and an annual budget of $200 million. He was responsible for all areas of operations including engineering, exploitation, production optimization, capital management, planning, construction and budgeting. Penn West's production included approximately 9,000 bbls/d of 16° heavy oil in Saskatchewan and Alberta.

David M. Fisher, C.A., Vice President, Finance and Chief Financial Officer



Mr. Fisher is a Chartered Accountant, graduating in 1980 with a Bachelor of Commerce degree from the University of Alberta. He has in excess of 20 years experience in financial reporting, management and administration of entities active in the oil and natural gas industry.

From September 1998 to October 2002, Mr. Fisher was a founder, Director and Vice President, Finance and Chief Financial Officer of Integra Resources Ltd., a private upstream oil and natural gas corporation with assets in Alberta. Mr. Fisher was responsible for all financial aspects of Integra including reporting systems, financial reporting, securing equity and bank financing, managing financial assets, taxation and working with legal counsel and transfer agents in the management of shareholder and regulatory items.

From April 1995 to July 1998, Mr. Fisher was the Vice President, Finance and Chief Financial Officer of Canrise Resources Ltd., a public upstream oil and natural gas corporation with assets in West-Central Alberta.

In addition to the above experience, Mr. Fisher has worked as an external auditor for KPMG Chartered Accountants (formerly Peat Marwick Mitchell & Co.), incentives auditor for Energy Mines and Resources Canada, manager of corporate reporting for Canadian Hunter Exploration Ltd. and as an independent consultant providing financial administration for domestic and international entities.

Board of Directors

John A. Brussa

Mr. Brussa is a barrister and solicitor and has been a partner at Burnet, Duckworth & Palmer LLP in Calgary since 1987. He is recognized as a leading tax practitioner in Canada and sits on the board of directors of several Canadian public companies.

M. Bruce Chernoff, Chairman

Mr. Chernoff is a Professional Engineer with a Bachelor of Applied Science degree in Chemical Engineering from Queen's University. In 1988, Mr. Chernoff co-founded Pacalta Resources Ltd., a public junior oil and natural gas company with operations in Canada and Latin America, where he held various senior positions including Executive Vice President and Chief Financial Officer. Mr. Chernoff was director of Pacalta from 1992 until it was purchased by Alberta Energy Company in May 1999 for $1 billion.

Mr. Chernoff is currently President of Caribou Capital Corp. and is also director of several other public companies. In May 2002, Mr. Chernoff initiated the formation of Harvest Energy Trust to pursue oil and natural gas development and acquisition opportunities. He holds the position of Chairman of the Board.

Verne G. Johnson

Mr. Johnson received a Bachelor of Science degree in Mechanical Engineering from the University of Manitoba in 1966. He worked with Imperial Oil Limited until 1981 (including two years with Exxon Corporation in New York from 1977 to 1979). From 1981 to 2000, Mr. Johnson served in senior capacities with companies such as Paragon Petroleum Ltd., ELAN Energy Inc., Ziff Energy Group and Enerplus Resources Group.

He is now President of his private family company, KristErin Resources Ltd.

Hector J. McFadyen

Mr. McFadyen holds a Bachelor of Arts (Econ.) degree from Sir George Williams University and a Master of Arts (Econ.) degree from the University of Calgary. He was employed at Alberta Energy and Utilities Board (formerly the Oil and Gas Conservation Board) between 1969 and 1976.

In 1976, Mr. McFadyen began work for Alberta Energy Company Ltd. ("AEC"), (now EnCana Corporation, the largest independent oil and natural gas producer in North America). For 20 years, he served as a Vice President of the Corporation and President of several business units, retiring in June of 2002.

He is a director of Computershare Trust Company of Canada and a director of Hunting PLC ("Hunting").

Hank B. Swartout

As Chairman, President and Chief Executive Officer of Precision Drilling Corporation, Hank Swartout has overseen the company's growth from a small Canadian drilling contractor in 1985 to what is now an international oilfield services company. Precision operates on five continents and generated revenues of more than $1.3 billion in 2000.

Prior to his post at Precision, he was Manager of Bawden Western Oceanic Offshore in Canada. He spent four years as Vice President of rig design and construction for Dreco, and was Vice President of construction for Nabors Drilling Canada. He also serves as a director for a number of other corporations.

Mr. Swartout has an Honours Petroleum Engineering degree from the University of Wyoming.

CORPORATE INFORMATION

Board of Directors

John A. Brussa [1][3]
Director
Partner, Burnet, Duckworth & Palmer LLP

M. Bruce Chernoff, P. Eng. [2][3]
Chairman
President and Director of Caribou Capital Corp.

Verne G. Johnson [1][2]
Director
President of KristErin Resources Inc.

Hector J. McFadyen [1][3]
Director
Independent businessman

Hank B. Swartout [1]
Director
Chairman, President and CEO of
Precision Drilling Corporation

(1) Member of the Audit and Corporate Governance Committee

(2) Member of the Reserves, Safety and Environment Committee

(3) Member of the Compensation Committee

Officers:

Jacob Roorda, P. Eng.
President

J.A. (Al) Ralston
Vice President, Operations

David M. Fisher, CA
Vice President, Finance

David J. Rain, CA
Corporate Secretary

Key Personnel:

James Campbell, P. Geol.
Manager, Geology

Darcy G. Erickson, P. Eng.
Manager, Exploration

Marcus Perron, C.A.
Controller

Corporate Address:

1900, 330 - 5th Avenue SW
Calgary, Alberta T2P 0L4
Telephone: (403) 265-1178
Fax: (403) 265-3490

Website:

www.harvestenergy.ca

Stock Exchange:

The Toronto Stock Exchange HTE.UN

Registrar and Transfer Agent:

Valiant Trust Company
510, 550 - 6th Avenue SW,
Calgary, Alberta T2P 0S2
Attention: Operations Officer
Telephone: (403) 233-2801
Facsimile: (403) 233-2847

Auditors:

KPMG LLP
Chartered Accountants
Calgary, Alberta

Legal Counsel:

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Bankers:

WestLB AG New York Branch
New York, New York

Engineering Consultants:

McDaniel & Associates Consultants Ltd.
Calgary, Alberta

Investor Relations Contact:

E- mail Address: information@harvestenergy.ca
Toll-free Number: 1-866-666-1178

If you would like to be added to Harvest Energy Trust's mailing or e-mail lists contact us toll free at 1-866-666-1178 or e-mail us at information@harvestenergy.ca

Designed and produced by Investor Communications Group Inc.

Harvest Energy Trust
1900, 330 - 5th Avenue SW
Calgary, AB T2P 0L4

Telephone: (403) 265-1178 Fax: (403) 265-3490
www.harvestenergy.ca